SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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IN THE MATTER OF                                        CERTIFICATE
UNION ELECTRIC COMPANY                                  PURSUANT TO
                                                        RULE 24
File No. 70-10089

(Public Utility Holding
Company Act of 1935)
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     This Certificate of Notification pursuant to Rule is filed by Union
Electric Company, d/b/a AmerenUE ("AmerenUE"), in connection with the sale by AmerenUE of certain electric generating facilities to the City of Bowling Green, Missouri (the "City"), as authorized by Order of the Securities and Exchange Commission (the "Commission") dated December 12, 2002, in this proceeding (Holding Co. Act Release No. 27613). AmerenUE hereby certifies pursuant to Rule 24:

a. That, on December 20, 2002, AmerenUE sold a new electric generating facility consisting of four 47 megawatt combustion turbines and related facilities (the "Project") to the City for a total consideration of $103,400,000, which the City financed with the proceeds of a taxable industrial development bond, due December 1, 2023, in a principal amount not to exceed $125 million (currently outstanding in the amount of $103,400,000) issued to AmerenUE; and

b. That, in connection with the foregoing transactions, AmerenUE entered into a lease agreement with the City having a term of approximately 20 years, pursuant to which AmerenUE agreed to lease the Project back from the City.

     The "past tense" opinion of counsel is filed as Exhibit F-1 hereto.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

                                       Union Electric Company

                                       By: /s/ Steven R. Sullivan
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                                               Steven R. Sullivan
                                               Vice President Regulatory Policy,
                                               General Counsel and Secretary

Dated: December 23, 2002